Credit Suisse Capital Funds
                              466 Lexington Avenue
                            New York, New York 10017


November 30, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street N.E.
Washington, D.C.  20549


Re:      Credit Suisse Capital Funds
         Registration Statement on Form N-1A
         Post-Effective Amendment No. 38
         Investment Company Act File #811-04604
         Securities Act File No. 333-03706

Ladies and Gentlemen:

This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with the above-referenced filing.

Credit Suisse Capital Funds, on behalf of its series Credit Suisse Absolute Return Fund, (the "Fund") acknowledges that the disclosure in the above-referenced filing is the responsibility of the Fund. The Fund acknowledges that comments of the staff of the Commission on the above-referenced filing or changes to disclosure in the above-referenced filing in response to such staff comments does not foreclose the Commission from taking any action with respect to the filing and the Fund will not assert such staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Fund further acknowledges that the Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing.

Very truly yours,

CREDIT SUISSE CAPITAL FUNDS


By:    /s/ J. Kevin Gao
   -----------------------
Name:  J. Kevin Gao
Title: Vice President